EXHIBIT 20

                          NEWS RELEASE

                                                  Immediate
                                             Gerald J. Sweda
                                             (414) 636-1361

Modine annual sales increase
should approach ten percent

     RACINE, Wis., June 5, 1998 -- Modine Manufacturing Company's annual sales increase should approach ten percent, excluding acquisitions, for the fiscal year ending March 31, 1999, according to the company's annual report that was mailed to shareholders today.

     In the report's letter to shareholders, Chairman
Richard T. Savage and President and CEO Donald R. Johnson further state: "Our short-term sales outlook is strong, based on customer projections for their businesses and on our own sales and marketing plans. Our European operations are expected to record the greatest growth, largely due to a major new program in the automotive sector.

     "Looking forward, Modine will continue to expand its market for heating and cooling solutions through technology leadership and product innovation. Our long-term strategy is to continue doubling sales approximately every six years as long as the economies in our major geographical markets remain healthy."

     Modine's results for the fiscal year ended March 31, 1998, set records with sales at $1,040,418,000 and net earnings of $72,471,000, or $2.39 per diluted share.

     Modine is an independent, worldwide leader in heat-transfer and heat-storage technology, serving vehicular, industrial, commercial, and building markets.

     This news release's forward-looking statements about sales involve risks and uncertainties, as detailed on page 17 of the 1998 annual report to shareholders.